

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):
August 6, 2004

HOME PROPERTIES, INC.
(Exact name of Registrant as specified in its Charter)

MARYLAND	1-13136 No.	16-1455126
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

850 Clinton Square, Rochester, New York 14604
www.homeproperties.com
(Address of principal executive offices and internet site)

(585) 546-4900
(Registrant's telephone number, including area code)

ITEM 7.   FINANCIAL STATEMENTS AND EXHIBITS.

        c.   Exhibit

                Exhibit 99.1   Supplemental information to Press Release of August 6,
                2004, relating to second quarter 2004 results.

ITEM 12.   RESULTS OF OPERATIONS AND FINANCIAL CONDITION

        This Amendment amends the current report on Form 8-K filed by
Home Properties, Inc. on August 6, 2004, to furnish (not file) the supplemental information to the
Press Release of August 6, 2004, relating to second quarter 2004 results.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto
duly authorized.

Dated: August 12, 2004   HOME PROPERTIES, INC.
                                          (Registrant)

                                          By: /s/ David P. Gardner
                                                   David P. Gardner, Executive Vice President
                                                   and Chief Financial Officer